UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             and (Amendment No. __)

                              USA DETERGENTS, INC.
                               (Name of Issuer)

                       Common Stock, no par per share
                       (Title of Class of Securities)

                                 902938 10 9
                                (CUSIP Number)

                               Rachamim Anatian
                         c/o Global Shopping Network
                          1740 Broadway, 17th Floor
                          New York, New York 10019
                               (212) 246-9000
           (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)

July 30, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. XX

                                SCHEDULE 13D


CUSIP No. 902938 10 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (a)    Rachamim Anatian


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    PF, BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    USA

NUMBER     7.  SOLE VOTING POWER
OF                 (a)     1,215,000

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     1,215,000

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   (a)     1,215,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     8.88

14.     TYPE OF REPORTING PERSON
                   (a)     IN

Item 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc, a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.


Item 2.   IDENTITY AND BACKGROUND

     This Statement is filed by Rachamim Anatian (the "Reporting Person"), having a business address at 1740 Broadway, 17th Floor, New York, New York 10019. Mr. Anatian is Chairman of the Board and Chief Executive Officer of Global Shopping Network.

     Mr. Anatian has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.


Item 3.   SOURCE AND AMOUNT OF FUNDS.

     The Reporting Person acquired one-half of the Common Stock the subject of this Schedule 13D by means of a loan from Coutts & Co. A.G. secured by the shares of Common Stock so purchased. The remaining shares of Common Stock the subject of this Schedule 13D were acquired with personal funds.


Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock beneficially owned by Reporting Person were acquired solely for investment purposes. Reporting Person previously reported his holdings of Common Stock on Schedule 13G pursuant to Rule 13d-1(c). The Reporting Person has since acquired 351,198 shares of Common Stock which amounts to greater than 2% of the Company's outstanding Common Stock, thus requiring the filing of this Schedule 13D.


Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Anatian beneficially owns an aggregate of 1,215,000 shares of Common Stock representing approximately 8.88% of the shares of Common Stock outstanding.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except as set forth on Annex A attached hereto.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   EXHIBITS.

     None


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Rachamim Anatian
                          Rachamim Anatian



Date:     August 8, 1996
                              ANNEX A

  Transactions for the Period July 3, 1996 through July 31, 1996


TRADE     DATE      QUANTITY   PRICE PER SHARE
Buy       7/3/96    40,000     35
Buy       7/8/96    3,500      33
Buy       7/10/96   6,500      34 3/4
Buy       7/15/96   5,000      31 1/4
Buy       7/15/96   2,500      30 1/2
Buy       7/15/96   10,000     31 5/8
Buy       7/15/96   5,000      31
Buy       7/16/96   5,000      30 1/4
Buy       7/16/96   5,000      30 1/2
Buy       7/17/96   5,000      35 9/16
Buy       7/17/96   2,500      32 1/4
Buy       7/18/96   5,000      36 21/40
Buy       7/18/96   10,000     36 3/20
Buy       7/18/96   10,000     35 29/32
Buy       7/19/96   15,000     38 9/16
Buy       7/19/96   20,000     37 3/4
Buy       7/23/96   10,000     37 1/4
Buy       7/23/96   10,000     37
Buy       7/23/96   10,000     37
Buy       7/23/96   6,000      35 1/4
Buy       7/23/96   4,000      35 1/2
Buy       7/25/96   1,198      31 1/4
Buy       7/29/96   1,000      31 1/4
Buy       7/30/96   5,000      31 3/4
Buy       7/30/96   6,000      32 1/4
Buy       7/30/96   5,000      32 1/4
Buy       7/30/96   5,000      32 3/8
Buy       7/30/96   10,000     32 11/32
Buy       7/30/96   2,000      32 3/4
Buy       7/30/96   10,000     32 5/18
Buy       7/30/96   10,000     32 1/4
Buy       7/30/96   5,000      32 1/4
Buy       7/31/96   10,000     35 77/87
Buy       7/31/96   51,000     36 1/4
Buy       7/31/96   10,000     35 25/61
Buy       7/31/96   30,000     35 77/87